UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Extraordinary General Meeting of Shareholders of Perpetuals.com Ltd

The Extraordinary General Meeting (the “Meeting”) of shareholders of Perpetuals.com Ltd (the “Company”) was held on October 6, 2026 at 10:00 a.m., Japan Standard Time in Tokyo, Japan. At the Meeting, the shareholders of the Company approved and adopted the resolutions as originally proposed: (i) Partial Amendment to the Articles of Incorporation for the Company to transition to a company with a nominating committee, etc. (“Resolution One”), (ii) election of eight (8) directors (“Resolution Two”), (iii) election of the Accounting Auditor (“Resolution Three”), (iv) issuance of up to 7,650,000 ordinary shares for subscription as part of the consideration under an agreement to be entered into between the Company and Alexander Capital L.P. (“Resolution Four”), and (v) issuance of up to 75,000 ordinary shares for subscription to Mr. Ashish Kapoor by way of contribution in kind of the accrued and unpaid fees and the success fee under the consulting services agreement dated August 20, 2026 between the Company and him, as consideration for the financial advisory, accounting oversight and capital markets advisory services that he provided under that agreement (“Resolution Five”).

A total of 17,964,337 votes, representing approximately 46.9% of the votes exercisable as of July 6, 2026, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolutions	For	Against	Abstain	No Vote
Resolution One	17,951,962	12,375	0	0
Resolution Two (Election of Patrick Gruhn)	17,906,247	58,090	0	0
Resolution Two (Election of Matthew Nicoletti)	17,906,247	58,090	0	0
Resolution Two (Election of Michael Hilmer)	17,946,237	18,100	0	0
Resolution Two (Election of Brandon J. Williams)	17,944,982	18,215	0	1,140
Resolution Two (Election of Satoshi Kobayashi)	17,908,752	55,585	0	0
Resolution Two (Election of Edward Mills)	17,949,447	14,890	0	0
Resolution Two (Election of Masahiro Tominaga)	17,946,237	18,100	0	0
Resolution Two (Election of Koichi Goto)	17,946,237	18,100	0	0
Resolution Three (Election of Seiryu Audit Corporation)	17,948,767	15,570	0	0
Resolution Four	17,806,957	65,815	0	91,565
Resolution Five	15,143,832	2,728,940	0	91,565

Establishment of Three Committees

During the Meeting, the shareholders of the Company approved Resolution One for the Company to transition from a company with statutory auditors (kansayaku) to a company with a nominating committee, etc. (shimei-iinkai-tou-secchi-kaisha). The Company has established three corporate organs, including the Nominating Committee, Compensation Committee and Audit Committee. The members of each committee will be appointed by resolution of the Company’s board of directors on a future date.

Election of a New Director

During the Meeting, the shareholders of the Company approved Resolution Two to re-elect seven directors and to elect Dr. Edward Joseph Mills (“Dr. Mills”) as an independent director of the Company. Dr. Mills, age 51, is an academic medical researcher and entrepreneur. He has served as the CEO of Lir Life Sciences since 2023, a Senior Scientist at VirX at Stanford University since 2022 and a Professor at McMaster University since 2007. He obtained an MSc degree in Healthcare from the University of Oxford in 2004, an MSt degree in Laws from the University of Oxford in 2006, and a Ph.D. in Healthcare from McMaster University in 2006.

No family relationships exist between Dr. Mills and any director or executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: October 14, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

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